UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

FORCE PROTECTION, INC.

(Name of Subject Company)

FORCE PROTECTION, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

345203202

(CUSIP Number of Class of Securities)

John F. Wall, III

Senior Vice President, Assistant General

Counsel and Corporate Secretary

Force Protection, Inc.

1520 Old Trolley Road

Summerville, South Carolina 29485

(843) 574-7001

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert W. Downes

Eric M. Krautheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Force Protection, Inc., a Nevada corporation (the “Company”), on November 18, 2011. The Schedule 14D-9 relates to the tender offer by Falcon Acquisition Corp., a Nevada corporation (“Purchaser”), which is a wholly-owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent”), to purchase all of the Company’s shares of common stock, par value $0.001 per share (“Shares”), that are issued and outstanding, at a price per Share of $5.52 in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the SEC on November 18, 2011. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated by reference therein. The Offer is being made pursuant to the Merger Agreement.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text as the final paragraph under the heading “Arrangements Between the Company, General Dynamics and Purchaser — Merger Agreement”:

“On November 30, 2011, General Dynamics, Purchaser and the Company amended the Merger Agreement to change the date in Section 7.7(a) thereof from seven business days to 30 business days. A copy of the amendment to the Merger Agreement is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated by reference herein.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text as the final paragraph under the heading “Background of the Offer; Reasons for the Board’s Recommendation — Background of the Offer”:

“On November 30, 2011, General Dynamics, Purchaser and the Company amended the Merger Agreement to change the date in Section 7.7(a) thereof from seven business days to 30 business days. A copy of the amendment to the Merger Agreement is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated by reference herein.”

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following two rows to the table set forth therein:

Michael Moody	11/21/2011	33,976	$5.48	Sale to the Company to satisfy minimum statutory federal and state tax withholding
Charles A. Mathis	11/21/2011	7,248	$5.48	Sale to the Company to satisfy minimum statutory federal and state tax withholding

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text as the final paragraph under the heading “U.S. Antitrust Laws”:

“On November 28, 2011, Parent and the Company filed a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC. On December 1, 2011, Parent voluntarily withdrew and re-filed its Notification and Report Form in order to facilitate the completion of the Antitrust Division’s review of the Offer and the Merger prior to the initially scheduled Expiration Date. Accordingly, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on December 16, 2011, unless early termination of the waiting period is granted or a party receives a request for additional information or documentary material.”

Item 8 of the Schedule 14D-9 is hereby amended by replacing the text under the heading “Certain Litigation” with the following:

“In connection with the transactions contemplated by the Merger Agreement, the following complaints were filed against the Company, Parent, Purchaser and/or the members of the Board:

•

A complaint in the Eighth Judicial District Court in Clark County, Nevada, dated November 8, 2011, which was amended on November 25, 2011, captioned Jeffrey Wiener v. Michael Moody, et al. (as amended, “Wiener I”);

•

A complaint in the Eighth Judicial District Court in Clark County, Nevada, dated November 9, 2011, captioned Hector L. Torres v. Force Protection, Inc., et al., which was amended and consolidated into Wiener I on November 25, 2011;

•	A complaint in the First Judicial District Court in Carson City, Nevada, dated November 9, 2011, captioned Jean Marie Cinotto v. Force Protection, Inc., et al.;

•	A complaint in the First Judicial District Court in Carson City, Nevada, dated November 9, 2011, captioned Bhavdip Bhayani, et al. v. Michael Moody, et al.;

•

A complaint in the Ninth Judicial District in Charleston County, South Carolina, dated November 14, 2011, which was amended on November 21, 2011, captioned Charlotte Wippler v. General Dynamics Corporation, et al.;

•	A complaint in the Second Judicial District Court in Washoe County, Nevada, dated November 14, 2011, captioned Wilmont Striegel v. Force Protection, Inc., et al.;

•	An amended complaint in the First Judicial District Court in Carson City, Nevada, dated November 14, 2011, captioned Nicola Saulle v. Frank Kavanaugh, et al.;

•	A complaint in the Second Judicial District Court in Washoe County, Nevada, dated November 14, 2011, captioned John T. Campbell v. Force Protection, Inc., et al.;

•	A complaint in the Second Judicial District Court in Washoe County, Nevada, dated November 14, 2011, captioned Eduardo Sosa v. Michael Moody, et al.;

•	A complaint in the Second Judicial District Court in Washoe County, Nevada, dated November 14, 2011, captioned Robert Strand v. Force Protection, Inc., et al.;

•

A complaint in the Eighth Judicial District Court in Clark County, Nevada, dated November 18, 2011, captioned Thomas E. Young, II v. Michael Moody, et al., which was amended and consolidated into Wiener I on November 25, 2011;

•	A complaint in the Eighth Judicial District Court in Clark County, Nevada, dated November 18, 2011, captioned David Jager v. Force Protection Inc., et al.;

•	A complaint in the United States District Court for the District of Nevada, dated November 21, 2011, captioned Devin Weisleder v. Force Protection, Inc., et al.;

•	A complaint in the Ninth Judicial District in Charleston County, South Carolina, dated November 22, 2011, captioned Gene Alter v. General Dynamics Corporation, et al.;

•	A complaint in the Ninth Judicial District in Charleston County, South Carolina, dated November 23, 2011, captioned Joseph Coniglione v. Michael Moody, et al.;

•	A complaint in the Eighth Judicial District Court in Clark County, Nevada, dated November 23, 2011, captioned Jeffrey Wiener v. Lynn Brubaker, et al.; and

•	A complaint in the Eighth Judicial District Court in Clark County, Nevada, dated November 23, 2011, captioned Robert Ackerman, et al. v. Force Protection, Inc., et al.

The plaintiffs in these complaints generally allege, among other things, that members of the Board breached their fiduciary duties to our stockholders in connection with the sale of the Company and that the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their claims, the plaintiffs allege that the proposed transaction between the Company and Purchaser undervalues the Company, involves an inadequate sales process and preclusive deal protection devices, and involves conflicts of interests. The plaintiffs in several of the complaints also allege that the parties failed to disclose all material information about the transaction and/or that the disclosure documents contain misleading information. The plaintiffs seek to obtain damages and/or to enjoin the transaction. They also seek attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiffs’ allegations lack merit and intends to contest them vigorously.

The plaintiff in the complaint captioned Nicola Saulle v. Frank Kavanaugh, et al. also makes additional claims on behalf of the Company against various present and former directors and officers of the Company that are unrelated to the transactions contemplated by the Merger Agreement.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

“(e)(4)	Amendment No. 1 to the Merger Agreement, dated as of November 30, 2011, entered by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit (d)(3) of the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on November 18, 2011, as amended on December 1, 2011).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ CHARLES A. MATHIS

(Signature)

Charles A. Mathis (Chief Financial Officer)

(Name and title)

December 1, 2011

(Date)

Instruction to Signature: The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.14d-1(f) with respect to signature requirements.